Exhibit 99.1

Hesai Group Reports First Quarter 2024 Unaudited Financial Results

Quarterly net revenues were RMB359.1 million (US$49.7 million)1
Quarterly lidar shipments were 59,101 units

SHANGHAI, China, May 20, 2024 (GLOBE NEWSWIRE) -- Hesai Group (“Hesai” or the “Company”), (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced its unaudited financial results for the three months ended March 31, 2024.

Operational Highlights

Three months ended March 31, 2024
ADAS lidar shipments	52,462
Autonomous Mobility lidar shipments	6,639
Total lidar shipments	59,101

•	Q1 2024 ADAS lidar shipments were 52,462 units, representing an increase of 86.1% from 28,195 units in the corresponding period of 2023.

•	Q1 2024 Total lidar shipments were 59,101 units, representing an increase of 69.7% from 34,834 units in the corresponding period of 2023.

Management Remarks

Yifan “David” Li, Hesai’s Co-Founder and CEO, commented, “In the first quarter, we delivered a resilient financial performance amid typical seasonal factors as well as slower demand in our robotaxi business compared with the previous year. Despite the challenges, our dedicated efforts yielded net revenues of RMB359.1 million (US$49.7 million) and total lidar shipments of 59,101 units in the first quarter, both exceeding our earlier forecasts. Moreover, our effective cost management endeavors and flywheel strategy are steadily driving us closer to attaining profitability by the fourth quarter of this fiscal year.

1 All translations from RMB to USD for the first quarter of 2024 were made at the exchange rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024, set forth in the H.10 statistical release of the Federal Reserve Board.

“The automotive sector continues to evolve rapidly, highlighted by the expanding integration of lidar technology into intelligent vehicles across a broader spectrum of price ranges. To navigate this trend, we maintain dual strategic development pathways for our ADAS product roadmap: ultimate performance and ultimate value-to-cost, exemplified by our two latest long-range ADAS products, the AT512 and ATX. These offerings provide appealing solutions at various price points to ensure that safety becomes a standard feature in every intelligent vehicle,” added Dr. Li. “On the business front, our leading-edge technology and proven track record continue to create tailwinds that propel our ongoing success. We are beyond thrilled to unveil recent collaborations with two esteemed new customers: a top global automotive OEM and a major global OEM’s joint venture. Notably, some of these customers had prior engagements with our peers, but have now chosen to partner with us for the first time. These partnerships are landmark commercial wins for us and reflect the substantial and steady stream of opportunities that lie ahead. As always, we remain committed to leading and fostering growth through innovation and leveraging technology to enhance safety, save lives and create a more intelligent global transportation system.”

•   Product Updates:

o	Launched a new ultra-compact high-performance long-range ADAS lidar, the ATX. The ATX inherits the key capabilities of Hesai’s best-selling AT128P lidar, retaining its market-validated one-dimensional scanning architecture. The ATX also incorporates state-of-the-art technological features such as 7x optical zoom and Hesai’s proprietary Intelligent Point Cloud Engine, setting it apart as a unique and innovative offering in the market.

o	With optimized optical and mechanical design, the ATX boasts a maximum detection range of 300 meters with a 140° horizontal FOV for expansive visibility of complex road conditions such as nearby vehicles or pedestrians. It also weighs 50% less and occupies 60% less space than the AT128, offering versatile installation options.

o	The ATX has received design wins and collaborative programs from four global and domestic leading OEMs. Production of the ATX is expected to begin in the first quarter of 2025.

•   Business Updates:

o	Global:

■	Recently selected by two additional Top 10 (by revenues) global automotive OEMs to provide ADAS lidars for their upcoming series production programs. Hesai has now secured design wins with four prominent global OEMs, including three global OEMs’ joint ventures and one global automotive OEM with worldwide shipping programs.

■	Established a strategic partnership with Marelli, a global leading automotive lighting supplier, to integrate the ATX into its innovative headlamp designs.

o	Domestic:

■	Forged a partnership with GAC, one of China’s leading OEMs, to collaboratively develop and integrate Hesai’s next-generation lidar products into GAC’s forthcoming lineup of passenger vehicles.

o	Hesai has secured ADAS design wins with 18 OEMs and Tier 1 suppliers globally across approximately 70 vehicle models.

Financial Highlights for the First Quarter of 2024

(in RMB millions, except for per ordinary share data and percentage)

	Q1 2024	Q1 2023	% Change
Net revenues	359.1	429.9	-16.5%
Gross margin	38.8%	37.8%
Loss from operations	(138.5)	(128.0)	8.2%
Non-GAAP[2] loss from operations	(100.7)	(7.5)	1237.8%
Net loss	(106.9)	(118.9)	-10.1%
Non-GAAP net income/(loss)	(69.1)	1.6
Net loss attributable to ordinary shareholders	(106.9)	(118.9)	-10.1%
Net loss per ordinary share-basic and diluted	(0.84)	(0.98)	-14.3%
Non-GAAP net income/(loss) per ordinary share – basic and diluted	(0.54)	0.01

•	Net revenues were RMB359.1 million (US$49.7 million) for the first quarter of 2024, representing a decrease of 16.5% from RMB429.9 million for the same period of 2023. Product revenues were RMB353.0 million (US$48.9 million) for the first quarter of 2024, representing a decrease of 16.8% from RMB424.1 million for the same period of 2023. The year-over-year decrease was mainly attributable to decreased revenues from sales of autonomous mobility lidar products due to slower demand in our robotaxi business, partially offset by our increased revenues from sales of ADAS lidar products. Service revenues were RMB6.1 million (US$0.9 million) for the first quarter of 2024, representing an increase of 5.2% from RMB5.8 million for the same period of 2023.

•	Cost of revenues was RMB219.9 million (US$30.5 million) for the first quarter of 2024, representing a decrease of 17.7% from RMB267.3 million for the same period of 2023. The year-over-year decrease was due to decreased shipments of autonomous mobility lidar products.

•	Gross margin was 38.8% for the first quarter of 2024, compared with 37.8% for the same period of 2023.

•	Sales and marketing expenses were RMB42.0 million (US$5.8 million) for the first quarter of 2024, representing an increase of 18.7% from RMB35.4 million for the same period of 2023. The year-over-year increase was mainly due to increased payroll expenses of RMB12.0 million (US$1.7 million) attributable to an expanded sales and marketing team, offset by the decrease in share-based compensation expenses of RMB9.9 million (US$1.4 million).

2 See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” included in this release for further details.

•	General and administrative expenses were RMB68.8 million (US$9.5 million) for the first quarter of 2024, representing an increase of 38.8% from RMB49.5 million for the same period of 2023. The year-over-year increase was mainly driven by an increase in professional service expenses of RMB8.6 million (US$1.2 million) and an increase in payroll expenses of RMB5.0 million (US$0.7 million).

•	Research and development expenses were RMB194.4 million (US$26.9 million) for the first quarter of 2024, representing a decrease of 6.8% from RMB208.5 million for the same period of 2023. The year-over-year decrease was mainly due to decreased share-based compensation expenses of RMB62.1 million (US$8.6 million) mainly attributable to one-off share-based compensation related to the stock options granted with an IPO performance condition recognized in the first quarter of 2023, offset by the increase in payroll expenses of RMB26.4 million (US$3.7 million) due to increased R&D headcount.

•	Loss from operations was RMB138.5 million (US$19.2 million) for the first quarter of 2024, representing an increase of 8.2% from RMB128.0 million from the same period of 2023. Excluding share-based compensation expenses, non-GAAP loss from operations was RMB100.7 million (US$13.9 million) for the first quarter of 2024, compared with RMB7.5 million for the same period of 2023.

•	Net loss was RMB106.9 million (US$14.8 million) for the first quarter of 2024, compared with RMB118.9 million for the same period of 2023. Excluding share-based compensation expenses, non-GAAP net loss was RMB69.1 million (US$9.6 million) for the first quarter of 2024, compared with non-GAAP net income of RMB1.6 million for the same period of 2023.

•	Net loss attributable to ordinary shareholders of Hesai was RMB106.9 million (US$14.8 million) for the first quarter of 2024, compared with RMB118.9 million for the same period of 2023. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of Hesai was RMB69.1 million (US$9.6 million) for the first quarter of 2024, compared with non-GAAP net income attributable to ordinary shareholders of Hesai of RMB1.6 million for the same period of 2023.

•	Basic and diluted net loss per ordinary share were both RMB0.84 (US$0.12) for the first quarter of 2024. Excluding share-based compensation expenses, non-GAAP basic net loss per ordinary share and non-GAAP diluted net loss per ordinary share were both RMB0.54 (US$0.08) for the first quarter of 2024.

•	Cash and cash equivalents, restricted cash and short-term investments were RMB2,829.9 million (US$391.9 million) as of March 31, 2024, compared with RMB3,144.1 million as of December 31, 2023.

Business Outlook

For the second quarter of 2024, the Company expects net revenues to be between RMB440 million (US$60.9 million) and RMB460 million (US$63.7 million), representing a year-over-year increase of approximately 0% to 4.5%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on May 20, 2024 (9:00 AM Beijing/Hong Kong Time on May 21, 2024).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group First Quarter 2024 Earnings Conference Call
Pre-registration Link:	https://s1.c-conf.com/diamondpass/10038728-9ct32d.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until May 30, 2024, by dialing the following telephone numbers:

United States: International: Hong Kong, China: China Mainland: Replay PIN:	+1-855-883-1031 +61-7-3107-6325 800-930-639 400-120-9216 10038728

About Hesai

Hesai is the global leader in three-dimensional light detection and ranging (lidar) solutions. The Company’s lidar products enable a broad spectrum of applications across passenger and commercial vehicles with advanced driver assistance systems (ADAS) and autonomous vehicle fleets (autonomous mobility). Hesai’s technology also empowers robotics applications such as last-mile delivery robots and logistics robots in restricted areas. The Company’s commercially validated solutions are backed by superior research and development capabilities across optics, mechanics, electronics, and software. Hesai integrates lidar designs with an in-house manufacturing process, facilitating rapid product development while ensuring high performance, consistent quality and affordability. Hesai has established strong relationships with leading automotive OEMs, autonomous vehicle, and robotics companies worldwide, covering over 40 countries as of December 31, 2023.

Use of Non-GAAP Financial Measures

To supplement Hesai’s consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: loss from operation excluding share-based compensation expenses, net income excluding share-based compensation expenses, net income attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net income attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non- GAAP financial measures also facilitate management’s internal comparisons to Hesai’s historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS, autonomous mobility and robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Hesai Group

Yuanting “YT” Shi, Investor Relations Director

Email: ir@hesaitech.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Email: hesai@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: hesai@tpg-ir.com

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31, 2023	March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,554,583	1,563,496	216,542
Restricted cash	3,541	3,548	491
Short-term investments	1,586,005	1,262,855	174,903
Notes receivables	-	717	99
Accounts receivable, net	524,818	570,376	78,996
Contract assets	19,688	19,688	2,727
Amounts due from related parties	5,015	5,018	695
Inventories	495,877	634,686	87,903
Prepayments and other current assets	208,082	230,157	31,876
Total current assets	4,397,609	4,290,541	594,232
Non-current assets:
Property and equipment, net	871,611	904,567	125,281
Long-term investments	78,730	31,800	4,404
Intangible assets, net	40,743	75,113	10,403
Land-use rights, net	-	40,527	5,613
Goodwill	31,811	-	-
Right-of-use assets	151,871	137,768	19,081
Other non-current assets	90,168	106,010	14,682
Total non-current assets	1,264,934	1,295,785	179,464
TOTAL ASSETS	5,662,543	5,586,326	773,696
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	111,682	161,750	22,402
Notes payable	7,255	26,568	3,680
Accounts payable	269,439	336,110	46,551
Contract liabilities	79,925	41,584	5,759
Amounts due to related parties	340,051	337,923	46,802
Accrued warranty liability	28,425	29,815	4,129
Accrued expenses and other current liabilities	498,324	354,492	49,094
Total current liabilities	1,335,101	1,288,242	178,417
Non-current liabilities
Operating lease liabilities	119,413	115,452	15,990
Long-term borrowings	285,898	326,553	45,227
Other non-current liabilities	59,813	56,018	7,758
Total non-current liabilities	465,124	498,023	68,975
TOTAL LIABILITIES	1,800,225	1,786,265	247,392
Shareholders’ Equity
Class A Ordinary shares	19	19	3
Class B Ordinary shares	67	67	9
Additional paid-in capital	7,423,862	7,465,442	1,033,952
Subscription receivables	(292,721)	(292,721)	(40,541)
Accumulated other comprehensive income (loss)	38,440	41,528	5,752
Accumulated deficit	(3,307,349)	(3,414,274)	(472,871)
TOTAL SHAREHOLDERS’ EQUITY	3,862,318	3,800,061	526,304
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,662,543	5,586,326	773,696

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended March 31,
	2023	2024
	RMB	RMB	US$
Net revenues	429,930	359,120	49,738
Cost of revenues	(267,304)	(219,898)	(30,456)
Gross profit	162,626	139,222	19,282
Operating expenses:
Sales and marketing expenses	(35,363)	(41,964)	(5,812)
General and administrative expenses	(49,544)	(68,767)	(9,524)
Research and development expenses	(208,496)	(194,402)	(26,924)
Other operating income, net	2,771	27,456	3,803
Total operating expenses	(290,632)	(277,677)	(38,457)
Loss from operations	(128,006)	(138,455)	(19,175)
Interest income	16,134	32,795	4,542
Interest expenses	(461)	(2,286)	(317)
Foreign exchange income/(loss), net	(6,415)	1,493	207
Other loss, net	(167)	(212)	(29)
Net loss before income tax and share of loss in equity method investments	(118,915)	(106,665)	(14,772)
Income tax benefit/(expense)	17	(248)	(34)
Share of loss in equity method investment	(11)	(12)	(2)
Net loss	(118,909)	(106,925)	(14,808)
Net loss attributable to ordinary shareholders of the Company	(118,909)	(106,925)	(14,808)
Net loss per share:
Basic and diluted	(0.98)	(0.84)	(0.12)
Weighted average ordinary shares used in calculating net loss per share:
Basic and diluted	121,175,064	127,336,569	127,336,569
Net loss	(118,909)	(106,925)	(14,809)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	12,948	3,088	428
Comprehensive loss, net of tax of nil	(105,961)	(103,837)	(14,380)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended March 31,
	2023	2024
	RMB	RMB	US$
Loss from operations	(128,006)	(138,455)	(19,175)
Add: Share-based compensation expenses	120,481	37,800	5,235
Non-GAAP loss from operations	(7,525)	(100,655)	(13,940)

Net loss	(118,909)	(106,925)	(14,808)
Add: Share-based compensation expenses	120,481	37,800	5,235
Non-GAAP net income/(loss)	1,572	(69,125)	(9,573)

Net loss attributable to ordinary shareholders of the Company	(118,909)	(106,925)	(14,808)
Add: Share-based compensation expenses	120,481	37,800	5,235
Non-GAAP net income/(loss) attributable to ordinary shareholders of the Company	1,572	(69,125)	(9,573)

Loss per share: Basic and diluted	(0.98)	(0.84)	(0.12)
Add: Share-based compensation expenses	0.99	0.30	0.04
Non-GAAP net income/(loss) per ordinary share – basic and diluted	0.01	(0.54)	(0.08)